One Glenlake Parkway #650

Atlanta, GA 30328

(404) 805-6044

June 24, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Angelini

Re:	Aureus, Inc. Amendment No. 1 to the Registration Statement on Form 10-12G filed June 7, 2021 File No. 000-55398

Ms. Angelini:

On behalf of Aureus, Inc. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 17, 2021, relating to the above-referenced Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Form 10”) filed with the Commission on June 7, 2021.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 1 to the Form 10 ), all page references herein correspond to the page of Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form 10-12G filed June 7, 2021

Explanatory Note, page i

1. We note that your Form 10-12G filed on April 6, 2021, automatically became effective after 60 days on June 5, 2021. Please revise the disclosure to provide the correct filing date and to reflect the current status of effectiveness and your reporting status.

RESPONSE:

We have revised the disclosure to state that the Form 10-12G was automatically effective on June 5, 2021 and to reflect that the Company is currently a reporting company.

Item 1. Business, page 1

2. We note that Mid Penn Bank has extended the period for your transfer of $50,000 until September 30, 2021 (page 2). Please include the information that if the funds are not transferred by that date, Mid Penn Bank has the option to call the loan and require you to pay any attorney’s fees incurred (Note 1 on page F-23). If an additional amendment has been executed in connection with this extension, file it as an exhibit to the Form 10.

RESPONSE:

Please find the signed agreement with Mid Penn Bank extending the date to September 30, 2021 as EXHIBIT 10.11

3. We note your responses to Comments 3 and 4. Please further revise the Business section as follows:

• We note that online ice cream sales, through your website and two named third-party sites, have been "temporarily suspended due to inventory being out of stock" (page 4). Please provide further information regarding the underlying supply, production, distribution, or other causes of this lack of inventory, and your plans to address these to resume online sales in late 2021 or early 2022.

RESPONSE:

Page 4: Yuengling’s delayed additional production of ice cream until the completion of the Form 10 and potential acquisition of Nelson’s Ice Cream. Instead, it decided to sell through its existing inventory. By June, 2021, the inventory stored at our online reseller had either been sold or it was beyond the suggested Best By date. Although the Best By date is not an expiration date, we decided to discontinue selling the ice cream to ensure the highest level of quality. The company is currently speaking with its production facility about a production run in the fall of 2021. But, as of the time of this filing, the company has not finalized any plans. The company also is planning to run limited production of three gallon tubs in either late summer or early fall to take advantage of interest from dip shops and restaurants. This production run has not been scheduled as of the time of the filing.

• Your Registration Statement on Form 1-A filed on May 4, 2021, described your letter of intent to acquire Nelson’s Ice Cream (pages 18 and 29). To the extent this acquisition is material to your business, revise the Form 10/A to include information and file related agreements as exhibits.

RESPONSE:

We have revised the disclosure per the Staff’s comment to include a description of the Company’s non-binding letter of intent, as amended, to acquire 100% of the outstanding equity interests of Nelsons Creamery, LLC. We have also filed the letter of intent and amendment thereto as exhibits to Amendment No. 3 and have included a risk factor pertaining to our proposed acquisition of Nelson’s Creamery, LLC.

• We note your disclosure that Aureus Micro-Markets have not yet been installed, although you obtained "seven businesses' consents" by March 31, 2021, and purchased equipment in October 2020 (page 7). Please provide additional information as to the causes of delay and the potential timetable for Aureus Micro- Markets to be installed and commence operations. Ensure this information is consistent with Note 1 on page F-6, which states "As of the time of this filing, the Company has received several indications of interest . . . ."

RESPONSE:

The disclosure was updated on Page 7 to be consistent with the information on Note 1 on Page F-6. Aureus Micro Markets has “received several indications of interest to install our equipment. At the time of this filing, no equipment has been installed”. Aureus Micro Markets decided to wait to begin its roll out until after the Form 10 was completed. Additionally, the company decided to delay installations until more employees returned to the office. With employees returning to office buildings, post pandemic, we plan to re-initiate conversations with customers in the fall of 2021 with the goal of placing equipment by the end of 2021.

Item 1A. Risk Factors

General Risks

Our Series A Preferred Stock may lead to conflicts of interest .. . ., page 17

4. We note your response to Comment 6. Please revise the risk factor to disclose that Mr. Dickson will become a 66 2/3% shareholder upon conversion of his Preferred Stock and to evaluate the potential conflicts of interests that may result. Please modify the statement on page 17, "As a result, Mr. Dickson has the ability to influence significantly all matters requiring approval by our stockholders," to read, ". . . Mr. Dickson has the ability to control all matters requiring approval by our stockholders," and consider consolidating the discussion of voting control with the related risk factor on page 18. Also consider removing from the risk factor the general terms of the Preferred Stock described in Item 11.

RESPONSE:

We have revised the disclosure per the Staff’s comment.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

5. We have reviewed your response to comment 9. Your revised disclosure of changes in operating cash flows only refers to the fiscal year ended October 31, 2020. As we previously requested, please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented, including the fiscal year ended October 31, 2019. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

RESPONSE:

On Page 22, the document has been updated in response to your request. The following paragraph has been added:

In the fiscal year ended October 31, 2019, we used $253,075 of cash in operations. This was make up primarily from a net loss of $1,997,919 offset by $80,000 expense for a beneficial feature, a $1,544,782 loss on the acquisition of Yuengling’s Ice Cream, a gain of $17,353 for vendors forgiving the amount due, a decrease of $39,600 for Stock for Services, a gain in the change in fair value of derivatives of $69,350, a decrease in inventory of $131,568 primarily made up of the disposal of expired ingredients and the remainder a decrease in inventory due to sales, and an increase in account payable primarily due to a production run in October, 2019.

6. We have reviewed your response to prior comment 12. Your new disclosure now states that net cash provided by financing activities for the quarter ended January 31, 2020 consisted of "($19,800) net proceeds from the sale of preferred stock..." Please clarify how you recognized a negative amount of proceeds from the sale of preferred stock.

RESPONSE:

Page 23 Financing Activities – Respectfully, we have responded to your request in the document and clarified how we recognized a negative amount of proceeds from the sale of preferred stock.

Item 10. Recent Sales of Unregistered Securities, page 33

7. We note you added a column entitled "Cash Received" to the table on page 33. Please also enter the aggregate amount of consideration received for shares sold otherwise than for cash as required by Item 701(c) of Regulation S-K, which in this case would represent the amount of outstanding debt forgiven in exchange for shares.

RESPONSE:

Page 33 Item 10. Recent Sales of Unregistered Securities – As requested, the amount of consideration received for shares sold otherwise than for cash was added to the column entitled “Cash Received” as “Debt Converted”.

Financial Statements as of and for the Year Ended October 31, 2020

Note 12 - Restatement, page F-16

8. We have reviewed your response to prior comment 20. Your current disclosure on page F-16 simply refers to errors in accounting for assets, liabilities, certain operating expenses, and a reclassification of inventory write-downs from operating expenses to cost of goods sold. Please enhance your disclosure to provide clear descriptions of the errors that were detected and subsequently corrected as required by ASC 250-10-50-7.

RESPONSE:

Note 12 – Restatement – We more specifically listed, identified and corrected the errors in the document.

More specifically we identified and corrected the following errors:

1)	Inventory was adjusted to reflect actual inventory on hand. I addition, $115,408 of inventory write down that was originally disclosed in operating expenses was re-classed to cost of goods sold.
2)	Other assets of $12,500 were written off as the amount was not going to be received.
3)	The net balance of property and equipment was corrected.
4)	Accrued interest was adjusted to actual after correcting the interest calculations. In addition, interest expense was further adjusted to reflect actual interest paid on the loans acquired from the Yuengling’s acquisition.
5)	Line of credit balance was adjusted to actual per the bank balance.
6)	The derivative liability on a convertible note that was previously unaccounted for was calculated, resulting in a derivative liability and a Change in fair value of derivative.
7)	Adjustments were made to debt conversions to adjust the accounting to account for the discount to common stock for those debts converted at less than par value. As a result, adjustments were made to the discount to common stock and additional paid in capital accounts.
8)	An adjustment was made to the loss on acquisition account as a result of confirming debt balances and adjusting the original accounting that was completed when the those debts were acquired.

Financial Statements as of and for the Period Ended January 31, 2021, page F-18

9. Please include interim financial statements for the period ended April 30, 2021. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

RESPONSE:

After a conversation between the Company’s securities counsel with the Staff accounting examiner, we were advised that such update is not required per #1220.9 of the Commission’s Division of Corporate Finance’s Financial Reporting Manual.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me by telephone (404) 805-6044 or via email at everettmdickson@gmail.com or the Company’s securities counsel, Philip Magri, Esq. by telephone (954) 303-8027 or via email at pmagri@cmfllp.com.

[signature page follows]

AUREUS, INC.

Very truly yours,

/s/ Everett M. Dickson
Name: Everett M. Dickson
Title: Chief Executive Officer, President